UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2014 to December 31, 2014

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number, 001-35724

ALTEVA, INC. 401(k) PLAN

(Full title of the Plan)

Alteva, Inc.

400 Market Street — Suite 1100

Philadelphia, PA 19106

(Address of principal executive office)

(Name of Issuer and address of principal executive office)

ALTEVA, INC. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, as of December 31, 2014 and 2013	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, for the Year Ended December 31, 2014	3

NOTES TO FINANCIAL STATEMENTS	4-10

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	11

Signature	12

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee

Alteva, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Alteva, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alteva, Inc. 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Alteva, Inc. 401(k) Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2015

ALTEVA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

Investments (at fair value):
Cash and cash equivalents	$1,372	$—
Common/collective trusts	4,040,355	2,373,945
Company stock fund	223,041	276,386
Registered investment companies	7,210,660	9,746,966

Total investments	11,475,428	12,397,297

Receivables:
Contribution receivable
Participant	—	11,989
Employer	—	6,464

Notes receivable from participants	207,600	302,570

Net assets reflecting investments at fair value	11,683,028	12,718,320

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(33,479)	(14,369)

Net assets available for benefits	$11,649,549	$12,703,951

See accompanying notes.

ALTEVA, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Net appreciation in fair value of investments	$437,980
Interest income on notes receivable from participants	10,476
Interest and dividends	208,074
656,530
Contributions:
Participant	648,176
Employer	350,860
Participant rollovers	29,330
1,028,366

TOTAL ADDITIONS	1,684,896

DEDUCTIONS:
Benefits paid to participants	2,688,784
Fees and other expenses	50,514

TOTAL DEDUCTIONS	2,739,298

NET DECREASE	(1,054,402)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,703,951

End of year	$11,649,549

See accompanying notes.

ALTEVA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

1.  DESCRIPTION OF PLAN

The following description of the Alteva, Inc. 401(k) Plan (“Plan”) provides only general information. Alteva, Inc., formerly known as Warwick Valley Telephone Company, (“Company,” “Plan Administrator,” “Plan Sponsor”) is the plan sponsor. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company, who have at least 1,000 hours of service during 12 consecutive months and are age 18 or older.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Each year, participants may contribute up to 100% of pretax or after-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Service (“IRS”) limitations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of registered investment companies, common collective trusts, as well as the stock of the Company, as investment options for participants.  For Management Employees, who are considered any employee that is not a member of the International Brotherhood of Electrical Workers Union Local 503 (“IBEW”), the Company matches 100% of the participants’ contributions, up to 4.5% of annual pay. The Plan permits eligible participants, as defined in the Plan, to roll over cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

For members of the IBEW, the Company’s matching contribution for participants in the Plan is 100% of the participants’ contributions up to 4% of annual pay.  The Plan also includes a stipulation that if the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the participants’ contributions up to 4.5% of annual pay in the subsequent year of the contract.  This Operating Income target was not achieved for the Plan year ended December 31, 2014.

Plan Amendment

Effective July 1, 2014, the Company amended and restated the Warwick Valley Telephone Company 401(k) Plan.  The amended and restated plan is now known as the Alteva, Inc. 401(k) Plan (“Plan”) and includes an auto deferral provision whereby for any employee hired on or after July 1, 2014, the Company will automatically withhold 3% of the employee’s compensation and contribute it to the Plan as a pre-tax 401(k) deferral unless the employee makes a contrary election.

Participant Accounts

Each participant’s account is updated daily to reflect participant and Company activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested.  Interest rates on loans outstanding at December 31, 2014 ranged from 3.25% to 9.25% and at December 31, 2013 ranged from 4.25% to 9.25%.  The interest rate does not change for the duration of the loan.  Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments.  For termination of service due to death, a participant’s beneficiary may elect to receive the value of the vested interest in the participant’s account as a lump-sum distribution.

If a participant has any portion of his or her account invested in Alteva Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash.  “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account.  Fractional shares will be paid in cash.  If the participant wishes to take the stock portion of his or her account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.

Company Stock Fund

Participants can direct up to a maximum of 10 percent of his or her contributions into the Company Stock Fund.  If a participant directs more than 10 percent of his or her contributions for such payroll period into the Company Stock Fund, the excess percentage will be invested in the applicable lifecycle fund based on the participant’s age.  In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund, however, a participant is allowed to transfer funds out of the Company Stock Fund into another available investment option.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Retirement Benefits Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.  Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: registered investment companies, common collective trusts, as well as the stock of Alteva, Inc.  All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation.  Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued, but unpaid interest.  Interest income from notes receivable is recorded when earned.  No allowance for credit losses is deemed necessary by the Plan’s management as principal and interest are repaid through payroll deductions and the notes are collateralized by the participants’

account balances.  A note receivable is considered to be in default after 90 days of non-payment, at which point the defaulted note receivable is considered to be a distribution to the participant and the note would be removed from the Plan’s assets.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest and dividends include distributions from the investments in registered investment companies and dividends from the Company stock.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Wells Fargo Stable Return Fund and the Principal Stable Value Fund invest in fully benefit-responsive investment contracts.  These funds are recorded at fair value (see Note 5); however, since the underlying contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value of these funds represents contributions plus earnings, less participant withdrawals and administrative expenses.

Plan Expenses

Expenses related to the administration of the Plan have been paid by the Company and the Plan, as provided by the Plan’s provisions.  The Plan incurred costs for investment advisory and administrative services which amounted to $50,514.  Brokers’ fees are reflected in the net investment return in each participant’s account.

Uncertain Tax Positions

Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (“IRS”). The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2011.

The Plan classifies accrued interest on unrecognized tax benefits with interest expense.  Penalties accrued on unrecognized tax benefits are classified with fees and other expenses.  During 2014, the Plan did not recognize any interest or penalties.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued accounting standards update (“ASU”) 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).”  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  It also eliminates certain disclosures for investments measured at fair value using the net asset value per share practical expedient.  The guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and requires retrospective presentation. The adoption of this new standard will not impact the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

3.  INVESTMENTS

The following table reflects investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013

Principal Stable Value Fund - Preferred Class *	—	2,373,945
Principal LifeTime 2025 R5 Fund	—	885,670
Principal LifeTime 2030 R5 Fund	—	713,851
Principal LifeTime 2040 R5 Fund	—	732,676
Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	—	982,950
JP Morgan Investment Mgmt Inc. US Equity A Fund	—	962,015
Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	—	646,047
Wells Fargo Stable Return Fund N60 *	2,254,229	—
Wells Fargo/Blackrock S&P 500 Index CIT N20	1,150,140	—
JPMorgan SmartRetirement 2020 Fund R2	611,683	—
JPMorgan SmartRetirement 2025 Fund R2	721,235	—
JPMorgan SmartRetirement 2030 Fund R2	677,549	—
JPMorgan SmartRetirement 2040 Fund R2	769,548	—
JPMorgan Large Cap Growth Fund Sel	819,067	—
Fidelity Advisor Total Bond A	700,214	—

* The contract value for the Wells Fargo Stable Return Fund was $2,220,750 at December 31, 2014 and the Principal Stable Value Fund contract value was $2,359,576 at December 31, 2013.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2014 as follows:

Common/collective trusts	$72,720
Registered investment companies	481,379
Company common stock	(116,119)
$437,980

The Plan held investments at December 31, 2014 and 2013 in the Plan Sponsor common stock amounting to $223,041 and $276,386, respectively.  This investment represented 1.9% and 2.2% of total investments at December 31, 2014 and 2013, respectively.

4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	As of December 31,
	2014	2013

Net assets available for benefits per financial statements	$11,649,549	$12,703,951
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	33,479	14,369
Net assets available for benefits per Form 5500	$11,683,028	$12,718,320

The following is a reconciliation of changes in net assets available for benefits per financial statements and Form 5500:

Year Ended
December 31, 2014

Decrease in net assets available for benefits per financial statements	$(1,054,402)
Change in adjustments from fair value to contract value for fully benefit-responsive investment contracts	19,110
Decrease in net assets available for benefits per Form 5500	$(1,035,292)

5.  FAIR VALUE MEASUREMENTS

The Plan measures and discloses fair values in accordance with the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.   Such inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation techniques and inputs used for each major class of the Plan’s assets measured at fair value.

Registered investment companies:  Funds categorized as Level 1 represent securities that are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Common collective trusts: Valued at net asset value per share which is determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. The Plan has two types of common collective trusts: collective investment index funds and a stable value fund.  The objective of the collective investment funds is to seek the approximate returns of a particular index.  The objective of a stable value fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low-risk profile, and liquidity for benefit-responsive payments. A stable value fund invests primarily in a variety of high-quality stable value investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the stable value fund.

Alteva, Inc. Stock: Shares of the Plan Sponsor common stock are valued at quoted market prices as traded on the NYSE MKT.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31 2014 and 2013:

		Fair Value Measurements at December 31, 2014
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$1,372	$1,372	$—	$—
Company stock	223,041	223,041	—	—
Common/collective trusts:
Stable return	2,254,229	—	2,254,229	—
Mid cap funds	212,857	—	212,857	—
Small cap funds	389,749	—	389,749	—
International funds	20,228	—	20,228	—
Index funds	1,150,140	—	1,150,140	—
Bond fund	13,152	—	13,152	—
Registered investment companies:
Asset allocation funds	4,234,709	4,234,709	—	—
Large cap funds	1,185,372	1,185,372	—	—
Mid cap funds	149,309	149,309	—	—
Small cap funds	391,284	391,284	—	—
International funds	549,536	549,536	—	—
Bond fund	700,450	700,450	—	—
	$11,475,428	$7,435,073	$4,040,355	$—

		Fair Value Measurements at December 31, 2013
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Company stock	$276,386	$276,386	$—	$—
Common/collective trust:
Stable value	2,373,945	—	2,373,945	—
Registered investment companies:
Asset allocation funds	4,310,188	4,310,188	—	—
Large cap funds	2,424,075	2,424,075	—	—
Mid cap funds	438,070	438,070	—	—
Small cap funds	953,618	953,618	—	—
International funds	646,047	646,047	—	—
Index funds	350,962	350,962	—	—
Bond fund	624,006	624,006	—	—
	$12,397,297	$10,023,352	$2,373,945	$—

6. FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the IRS dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan accounts.

8.  PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll-related expenses of administrative and clerical personnel, consulting, audit, and fees of the trustee are paid by the Company without charge to the Plan.  The Plan has certain investments that qualify as party-in-interest investments.  These consist of the Plan’s investments in the Alteva, Inc. Common Stock and the Wells Fargo Funds, as Wells Fargo is the trustee for the Plan. As of December 31, 2014, the common collective trusts on the statements of net assets available for benefits represent investments in Wells Fargo Funds. As of December 31, 2013, the common collective trusts and certain registered investment companies represent investments with Principal, the former trustee in the Plan

9.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the net assets available for benefits date.  Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in the financial statements.

ALTEVA, INC. 401(k) PLAN

Plan No. 006 EIN NO. 14-1160510

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Alteva, Inc.	Common Stock	**	$223,041
	American Beacon Small Cap Value Fund Adv	Registered Investment Company	**	80,237
	American Funds EuroPacific Growth Fund R5	Registered Investment Company	**	549,536
	Goldman Sachs Growth Opportunities Fund A	Registered Investment Company	**	143,940
	John Hancock Disciplined Value Fund R3	Registered Investment Company	**	366,305
	JPMorgan Large Cap Growth Fund Sel	Registered Investment Company	**	819,067
	MFS Mid Cap Value Fund R2	Registered Investment Company	**	149,309
	Prudential Jennison Small Company Fund A	Registered Investment Company	**	167,107
	Fidelity Advisor Total Bond A	Registered Investment Company	**	700,214
	PIMCO Total Return Fund A	Registered Investment Company	**	236
	JPMorgan SmartRetirement 2015 Fund R2	Registered Investment Company	**	285,293
	JPMorgan SmartRetirement 2020 Fund R2	Registered Investment Company	**	611,683
	JPMorgan SmartRetirement 2025 Fund R2	Registered Investment Company	**	721,235
	JPMorgan SmartRetirement 2030 Fund R2	Registered Investment Company	**	677,549
	JPMorgan SmartRetirement 2035 Fund R2	Registered Investment Company	**	358,255
	JPMorgan SmartRetirement 2040 Fund R2	Registered Investment Company	**	769,548
	JPMorgan SmartRetirement 2045 Fund R2	Registered Investment Company	**	172,843
	JPMorgan SmartRetirement 2050 Fund R2	Registered Investment Company	**	353,766
	JPMorgan SmartRetirement 2055 Fund R2	Registered Investment Company	**	33,758
	JPMorgan SmartRetirement Income Fund R2	Registered Investment Company	**	250,779

				7,433,701

*	Wells Fargo Stable Return Fund N60	Common/Collective Trust	**	2,254,229
*	Wells Fargo/Blackrock Bond Index CIT N25	Common/Collective Trust	**	13,152
*	Wells Fargo/Blackrock International Equity Index CIT N	Common/Collective Trust	**	20,228
*	Wells Fargo/Blackrock Russell 2000 Index CIT N35	Common/Collective Trust	**	389,749
*	Wells Fargo/Blackrock Midcap Index CIT N35	Common/Collective Trust	**	212,857
*	Wells Fargo/Blackrock S&P 500 Index CIT N20	Common/Collective Trust	**	1,150,140

				4,040,355

*	Participant loans	Rates ranging from 3.25%-9.25% with maturity dates from 2015-2019		207,600

	TOTAL INVESTMENTS			$11,681,656

* Denotes party-in-interest
** Cost not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Alteva, Inc., the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Alteva, Inc. 401(k) Plan

By:	/s/ Brian H Callahan
Executive Vice President, Chief Financial Officer, Corporate Secretary, and Treasurer
Alteva, Inc.

Date: June 26, 2015